Filed by Runway Growth Finance Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: SWK Holdings Corporation
Commission File No. 001-39184

On November 6, 2025, Runway Growth Finance Corp. (“RWAY”) held a conference call to discuss RWAY’s financial results for the third quarter ended September 30, 2025. The conference call contained information regarding RWAY’s proposed merger to acquire SWK Holdings, a specialty finance company with a focus on healthcare and life sciences. The following is the transcript of the conference call:

Third Quarter 2025 Earnings Call

Transcript

November 6, 2025

NASDAQ Listed I RWAY I RWAYL I RWAYZ

Runway Growth Finance Call Participants

▪	David Spreng, Chief Executive Officer

▪	Greg Greifeld, Chief Investment Officer

▪	Thomas B. Raterman, Chief Financial Officer and Chief Operating Officer

▪	Quinlan Abel, Assistant Vice President, Investor Relations

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Runway Growth Finance third quarter 2025 earnings conference call. Please be advised that today's conference is being recorded. I would now like to hand the conference over to Quinlan Abel, Assistant Vice President, Investor Relations. Please go ahead.

Forward-Looking Statements

Thank you, Operator. Good evening, everyone, and welcome to the Runway Growth Finance conference call for the quarter ended September 30, 2025.

Joining us on the call today from Runway Growth Finance are David Spreng, Chief Executive Officer; Greg Greifeld, Chief Investment Officer of Runway Growth Capital LLC, our investment adviser; and Tom Raterman, Chief Financial Officer and Chief Operating Officer.

Runway Growth Finance’s third quarter 2025 financial results were released just after today's market close and can be accessed from Runway Growth Finance’s Investor Relations website at investors.runwaygrowth.com. We have arranged for a replay of the call to be available on the Runway Growth Finance webpage.

During this call, I want to remind you that we may make forward-looking statements based on current expectations. The statements on this call that are not purely historical are forward-looking statements. These forward-looking statements are not a guarantee of future performance and are subject to uncertainties and other factors that could cause actual results to differ materially from those expressed in the forward-looking statements, including, without limitation, market conditions caused by uncertainty surrounding interest rates, changing economic conditions, and other factors we identify in our filings with the SEC.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions can prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions can be incorrect. You should not place undue reliance on these forward-looking statements. The forward-looking statements contained on this call are made as of the date hereof, and Runway Growth Finance assumes no obligation to update the forward-looking statements or subsequent events. To obtain copies of SEC-related filings, please visit our website.

With that, I will turn the call over to David.

David Spreng, CEO

Thank you, Quinlan, and thanks, everyone, for joining us this evening to discuss our third quarter 2025 financial results.

Today, I’ll discuss our third quarter financial highlights, provide an update on our strategy and growth levers, and recap our recently announced definitive merger agreement to acquire SWK Holdings. Then, Greg will discuss our portfolio optimization initiatives and activity, and to conclude, Tom will dive deeper into our financial performance.

As I step back and look at what we have accomplished here at Runway Growth since our IPO back in 2021, I am incredibly proud. Despite a challenging deal environment and significant changes to the venture ecosystem, we have always been proactive in positioning the platform to compete with the best in the business. We have demonstrated our acumen as a strong investor and operator that is dedicated to building an optimal portfolio for our shareholders while remaining disciplined. This has taken the form of both organic and inorganic deal execution to date, and we will continue to evaluate all options that will enhance the platform.

For the third quarter, Runway delivered total investment income of $36.7 million and net investment income of $15.7 million. Additionally, we completed 11 investments in new and existing portfolio companies across the high-growth verticals of technology, healthcare and select consumer sectors, representing $128.3 million in funded loans.

We believe our third quarter investment activity is only beginning to show the benefits of our integration within the BC Partners Credit ecosystem, which allows us to source from a broader set of origination channels and strengthens our ability to execute against our portfolio optimization initiatives. As a reminder, these initiatives include:

•	Further enhancing the risk profile of our portfolio through diversification and smaller position sizes;

•	Expanding our suite of financing solutions; and

•	Maximizing our existing commitments through robust monitoring and diligent risk mitigation.

Inorganic growth is also a key lever available to us as part of the BC Partners Credit platform, which we believe sets us apart from our peers. For context, BC Partners Credit has been one of the most active players in BDC consolidation to date. Their experience and our combined network give us an edge in identifying and evaluating attractive portfolios that may be a fit in driving Runway’s growth.

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To that end, in early October, we were excited to announce Runway entered into a definitive merger agreement to acquire SWK Holdings, a specialty finance company with a focus on healthcare and life sciences. SWK provides minimally dilutive financing to small- and mid-sized commercial-stage healthcare companies. To reiterate, we think this deal makes both strategic and financial sense for Runway. We believe the acquisition of SWK will:

•	Immediately scale our portfolio by an estimated $242 million, accelerating growth and diversification;

•	Expand our position and investment capabilities in the healthcare and life sciences sector; and

•	Enhance both our earnings power and overall financial profile, as Tom will discuss in more detail.

With ever increasing competition across private markets, we believe this transaction positions us to grow and diversify our asset base and continue delivering value for our shareholders and borrowers. While SWK is a prime example of a complementary investment strategy, we will continue to evaluate all opportunities that align with our disciplined approach to inorganic growth.

With that, I’ll turn it over to Greg to provide a deeper look at our portfolio activity and outlook on venture debt.

Greg Greifeld, CIO

Thanks, David, and good evening, everyone. I’ll expand a bit on our portfolio activity and how the SWK transaction progresses our objective to diversify our investments by size and industry.

As David mentioned, our team is consistently assessing our portfolio and the venture landscape to ensure we are finding the best avenues to deliver attractive risk-adjusted returns for our shareholders. This includes maximizing our existing investments, completing new investments, and adding to the portfolio through inorganic channels.

As David mentioned, during the third quarter of 2025, Runway completed 11 investments in new and existing portfolio companies, representing $128.3 million in funded loans. These investments include:

•	Completion of a new $10 million investment to Federal Hearings and Appeals Services, funding $7.5 million at close; and

•	The completion of a new $10 million investment to Digicert, Inc., funding $9.3 million at close.

•	We also completed investments totaling $97.9 million to existing portfolio companies Kin Insurance, Madison Reed, and Skillshare, and completed follow-on investments with an aggregate amount of $6.9 million to five existing portfolio companies. We’d like to call out that we have reduced our positions in Kin Insurance and Skillshare, which aligns with our strategy to decrease our average hold size.

•	Lastly, we completed a $6.7 million equity investment to Runway-Cadma I, our joint venture with Cadma Capital Partners.

Turning to our acquisition of SWK, we are immediately scaling our position in the highly attractive healthcare and life sciences sector. The transaction will increase Runway’s exposure in the sector to approximately 31% of the overall portfolio at fair value, from 14% as of September 30, 2025. As a reminder, we are focused on the following three key industries: healthcare and life sciences, technology and select consumer sectors. This transaction expands our commitment to the healthcare and life sciences industries, which we believe is defensive by nature of high barriers to entry given the time and investment needed for FDA approvals, as well as limited downside risk and excellent risk adjusted returns.

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To give you a sense of SWK’s complementary portfolio, I’d like to highlight two standout investments: SKNV and Journey Medical. SKNV is a highly integrated prescription system dedicated to delivering customized medications for dermatology patients. SWK's $16 million financing has helped the company expand its product offerings, increase its manufacturing capacity, and rapidly grow sales. Journey Medical is a publicly traded company focused on identifying, acquiring and strategically commercializing innovative, differentiated dermatology products through its efficient sales and marketing model. SWK's $25 million financing helped the company launch Emrosi, an innovative Rosacea treatment. These companies are exemplary of the high-quality additions to our portfolio as we solidify our standing as a destination of choice for growth investment.

Looking ahead, we believe our transaction with SWK is timely and further positions Runway as a serious participant in the consolidation of the venture and growth lending markets. We believe this deal demonstrates our ability to structure, win, and complete transactions, utilizing both cash and equity, to drive scale and enhance our market position. Further, it provides a repeatable yet flexible blueprint that is non-dilutive to shareholders.

Now, I want to turn the call over to Tom to share more on our financial results.

Thomas B. Raterman, CFO and COO

Thank you, Greg, and good evening, everyone.

Turning now to the third quarter results. We generated total investment income of $36.7 million and net investment income of $15.7 million in the third quarter of 2025, an increase compared to $35.1 million and $13.9 million in the second quarter of 2025.

Our weighted average portfolio risk rating increased to 2.42 in the third quarter of 2025, compared to 2.33 in the second quarter of 2025. Our rating system is based on a scale of 1 to 5, where 1 represents the most favorable credit rating.

As with previous quarters, we calculated the loan-to-value ratio for loans in our portfolio at the end of the second quarter and at the end of the third quarter. Our dollar-weighted loan-to-value ratio increased from 29.6% to 31.4%.

Our total investment portfolio had a fair value of $946 million, a decrease of 7.7% from $1.02 billion in the second quarter of 2025. Our loan portfolio is comprised of 97% floating-rate assets. To reiterate, we have structured our portfolio to be comprised almost exclusively of first lien senior secured loans, reflecting our focus on risk mitigation and diligent portfolio management.

We continued to cover our base dividend of 33 cents per share, delivering 43 cents of net investment income in the third quarter. Earnings for the quarter benefited from elevated prepayment income. At the end of the third quarter, we had spillover income of approximately $0.53 per share.

Our debt portfolio generated a dollar-weighted average annualized yield of 16.8% for the third quarter of 2025, increasing from 15.4% quarter over quarter, and increasing from 15.9% for the comparable period last year.

Moving to our expenses, total operating expenses were $21.0 million for the third quarter of 2025, a decrease from $21.2 million for the second quarter of 2025.

We recorded a net realized loss on investments of $1.3 million in the third quarter of 2025, compared to a net realized loss on investments of $1.5 million in the second quarter of 2025.

During the third quarter, we experienced seven repayments totaling $199.7 million and scheduled amortization of $1.5 million.

As of September 30, 2025, we had only one loan on non-accrual status, to Mingle Healthcare. This loan has a cost basis of $4.8 million and fair market value of $2.4 million, or 50% of cost, representing just 0.2% of the total investment portfolio at fair value as of September 30, 2025.

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As of September 30, 2025, Runway had net assets of $489.5 million, decreasing from $498.9 million at the end of the second quarter of 2025. NAV per share was thirteen dollars and fifty-five cents ($13.55) at the end of the third quarter, a decrease of 1.9% compared to thirteen dollars and sixty-six cents ($13.66) at the end of the second quarter of 2025.

At the end of the third quarter of 2025, our leverage ratio and asset coverage were 0.92 and 2.09 times, respectively, compared to 1.05 and 1.95 times, respectively, at the end of the second quarter of 2025.

As of September 30, 2025, our total available liquidity was $371.9 million, including unrestricted cash and cash equivalents, and we had borrowing capacity of $364.0 million.

As of September 30, 2025, we had a total of $143.7 million in unfunded commitments, which was comprised of $120.9 million to provide debt financing to our portfolio companies and $22.7 million to provide equity financing to our JV with Cadma. Approximately $30.3 million of our unfunded debt commitments are eligible to be drawn based on achieved milestones.

Additionally, as of September 30, 2025, Runway had total assets of $963.3 million, which would have adjusted the fourth quarter 2025 base management fee paid to our external adviser to 1.60% per annum; however, the adviser has agreed to maintain the base management fee at 1.50%.

I’d like to expand on David and Greg’s commentary and reiterate how we believe our proposed acquisition of SWK enhances our financial profile and grows our shareholder base. As a reminder, we anticipate enhanced earnings power supported by the following key drivers:

•	First, by scaling up our portfolio to $1.2 billion dollars, on a September 30th pro-forma basis.

•	Second, by optimizing our leverage profile at approximately 1.1 times, or the middle of our target range.

•	Third, by benefiting from an attractive target portfolio that offers incremental yield relative to Runway’s existing portfolio.

•	Fourth, through greater expense efficiency as a result of our increased scale.

We anticipate this transaction will generate mid-single digit run-rate net investment income accretion during the first full quarter following the close and support modest ROE expansion, as well as improved dividend coverage.

Notably, upon close, this transaction will more than offset the repayment impact our portfolio experienced last quarter. This will contribute to preserving earnings power, maintaining our dividend, and ensuring we are on the right trajectory even as shifting rates and a changing venture debt landscape impact the sector.

As previously disclosed, the transaction will be a NAV-for-NAV merger structured as a tax-free reorganization, with an estimated purchase price of approximately $220 million. Consideration includes $75.5 million in Runway shares valued at closing NAV per share, and approximately $145 million in cash. In support of the transaction and shareholders, our external investment adviser is also contributing $9 million in cash as part of the consideration. To provide perspective, this significant contribution from the adviser equates to a fee waiver of nearly three full quarters, when calculated on a pre-tax basis.

As a result of our expanded shareholder base and trading liquidity, Oaktree’s percentage ownership position will be reduced. Oaktree has been an exceptional partner to Runway on our path to becoming a public BDC and we believe this transaction will drive liquidity in our shares and, we hope, begin to lift trading levels.

Lastly, in tandem with enhancing earnings power, we are lowering our risk profile, demonstrated by sector diversification and what we expect to be a smaller average loan size of 2%. Improved diversification and scale should enhance our access to new debt financing markets, including ABS and other secured lending markets. Taking into consideration the ongoing Government shutdown, we expect delays in the SEC regulatory approval process and anticipate the close to take place in early 2026.

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As previously disclosed, on May 7, 2025, our Board of Directors approved a new stock repurchase program of $25 million, which will expire on May 7, 2026, or earlier if we repurchase the total amount of stock authorized for repurchase under the program. During the third quarter, we repurchased 397,983 shares. We’d like to note that our use of the share repurchase program during the quarter was limited as a result of the blackout period associated with the SWK transaction.

Finally, on November 6, 2025, our board declared a regular distribution for the fourth quarter of 33 cents per share.

With that, operator, please open the line for questions.

Operator

(Operator Instructions) Our first question will come from the line of Melissa Wedel with J.P. Morgan.

Melissa Wedel

First, I appreciate the update on the expected closing date of the SWK merger. Given that’s now likely to be in 2026, how should we be thinking about origination activity and repayment activity in 4Q? Should we be thinking about that as sort of a net exit quarter ahead of the onboarding of the other portfolio?

Greg Greifeld

Yes, I would say in terms of repayments, I do think it will be relatively muted relative to the third quarter.

We definitely did see an elevated amount, and we had expected some of those repayments in Q4, but it ultimately came in Q3.

But in terms of originations, we’re utilizing the pipeline we have as well as the broader BC Partners Credit platform and seeing many interesting opportunities out there in the market.

Melissa Wedel

Okay, appreciate that. Then as a follow-up, when we think about the integration of the two portfolios, obviously the existing portfolio is multiples larger than the one that you’ll be onboarding and integrating. But can you give us a sense of the yield profile between the two and where you expect to shake out once the two are combined?

Thomas Raterman

The yield profile will be slightly greater than the SWK portfolio – SWK has a slightly higher yield than our portfolio. We’ll have pro forma in the N-14 when filed shortly.

Greg Greifeld

I think one thing to highlight too, about the SWK portfolio, as you said, it is dollar-wise smaller than ours. There’s a degree to which they were limited with capital constraints in terms of some of the positions.

So I think you should expect once we do move closer to closing, us reexploring where there’s opportunities to upsize the best loans in their portfolio in order to get some organic growth out of this deal as well.

Operator

One moment for our next question. That will come from the line of Mickey Schleien with Clear Street.

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Mickey Schleien

I want to start off by asking about which were the portfolio companies that were the main drivers of the realized loss and the unrealized portfolio depreciation. And do these reflect problems at specific sectors? Or was it more idiosyncratic?

Thomas Raterman

Those losses were mainly in the equity portfolio.

Mickey Schleien

And were they – is there some theme across the equity portfolio that drove those losses?

Thomas Raterman

There were some expirations of warrants. There was a liquidation of some IPO shares at less than the carrying cost. There really wasn’t any specific theme. Most of them were completely idiosyncratic.

Mickey Schleien

Fair enough. You discussed the prepayment activity in your remarks. But could you provide us some color on what’s driving that activity? And do you expect that to continue next year?

Greg Greifeld

Yes, in terms of the activity, I would say that there’s a degree to which we’re seeing M&A remain active across our portfolio companies. There’s a degree that to which some of our companies have outgrown our cost of capital and found refinancing options with younger or rather with cheaper options.

But I would say in general, repayments are a double-edged sword where at some point, you do need to get paid back while you do also want to keep the best names on your book. But I would say we do expect a normal course of prepayments to occur from here on out as well.

Mickey Schleien

Okay. On the flip side, obviously you’re very active in terms of investments with increased sourcing from BC Partners. Could you share with us perhaps some idea of what share of the recent deals came from that ecosystem? And how do those opportunities differ from your legacy pipeline?

Greg Greifeld

Yes, I’d say that there’s definitely a good split between the two. I’d say we’re still very actively focused in terms of our legacy pipeline and focus, and that’s what we hear/spend all day every day doing.

I would say where we’ll look to share opportunities with them will be a circumstance where the check is something larger than we would want to write in terms of the BDC’s optimal hold size. Then in terms of things that they’ll share with us, we’re not looking for any type of style drift or anything like that.

Things that they show us are firmly within the three sectors that we deal with: healthcare, technology and as well as select consumer. They have to meet our ethos of being growth stage businesses, while generally larger than we’ll deal with. And also, they have to meet the structural and return profile that matches our portfolio.

So I would say we’re definitely showing them things. In terms of what we’re choosing to put in our book that they’re showing us, it’s the deals that firmly look, smell and feel like runway deals.

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Mickey Schleien

That’s really helpful. To follow-up, we’ve seen very intense competition in the liquid markets and to some extent in the more conventional direct lending markets. Could you describe the competitive dynamics and the pricing pressures in the venture debt space currently?

Greg Greifeld

Yes, I would say that we have seen a degree of spread compression, but definitely nowhere near what I think has been seen in the broader middle market as well as broadly syndicated markets.

I think that as rates do drop as well we have seen less pressure on spreads, and it’s something I think will continue in this new rate environment.

Mickey Schleien

That’s interesting. And just a couple of questions on the merger. Could you give us a sense of how you plan to integrate the SWK team into your platform? And let’s leave it at that. How do you expect to integrate the SWK team?

Thomas Raterman

The SWK team, Mickey, will join us for transition services to help us move that portfolio onto the BDC’s platform. They’ll help with the BDC and origination during this time period. Then we’ll see how things move after that.

But initially, it will be assisting with the transition, assisting with the portfolio relationships and assisting with new originations in the space for the BDC, assisting the BDC with that.

Mickey Schleien

Okay. And my last question, I’m not sure whether it’s been discussed, but are the SWK shareholders locked up post-merger? And if they are, what is the schedule of the lockups?

Thomas Raterman

There’s no lockup per se. We do have a key shareholder agreement, and we’ve outlined the key elements of that shareholder agreement in our SEC filings, but there is no specific lockup.

Operator

One moment for our next question. That will come from the line of Casey Alexander with Compass Point Research.

Casey Alexander

First off, earlier today you declared a dividend of $0.33 a share and yet net investment income per share was $0.43 a share. Usually, there’s some relative attachment between the earnings power and the dividend. I’m a little curious how to take that, that you didn’t add on any special distribution.

Should we be thinking of that dividend as looking forward to your earnings power in the fourth quarter because of the substantial paydowns? Or how did the board go about making that decision?

Thomas Raterman

Well thank you, Casey, for that question. And as you remember, when we rebased and reset the dividend earlier this year, we looked at the earnings power of the portfolio with the anticipation of several things.

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One was we knew we were going to have a heavy year of prepayments weighted toward the back end of the year. Second, that we were likely to see several decreases in interest rates. So as we said it, we said that we would pay up to 50% of the delta between NII per share and the base dividend. So as we look forward, we had $0.10 per share in prepayment-related income during Q4.

So as you look forward into Q4, as we rebuild the portfolio, which doesn’t happen overnight, deals tend to close at the end of the quarter, so you don’t get the benefit of the earnings from the new asset. We’re looking at covering the dividend, the base dividend with Q4 earnings.

Casey Alexander

Okay. Secondly, the SWK team, do they currently have the ability to make new loans? And if they do, or do you guys have any say on any new loans that they would make?

Thomas Raterman

Well as you might expect, as part of the merger agreement, there are interim operating covenants. So while they’re still an independent company, any modifications to loans are worked through with Greg and his team and our investment committee. In all likelihood, we would look at doing any upsizes or new opportunities either jointly or as part of the runway portfolio going forward.

Operator

One moment for our next question. That will come from the line of Erik Zwick with Lucid Capital Markets.

Erik Zwick

Just curious if you could provide any characteristics of the loan that you added to the Cadma JV and why it was a good fit for that vehicle as opposed to your primary portfolio.

Greg Greifeld

Yes, it was a loan that definitely is firmly a growth loan. I don’t believe that we have explicitly named the portfolio within it.

But in general, you’re going to see either some partial allocations of loans that we’ve done in the BDC, but you’ll also see some other deals that are very similar to Runway loans, but for one reason or another, are better suited to come into there.

Erik Zwick

Then switching gears just a little bit. The PIK income is, I guess in the quarter comprised about 11.5% of total investment income.

Can you provide just a breakdown between what is a kind of split between structured PIK versus credit-related PIK and any thoughts on the overall level of the contribution?

Thomas Raterman

Well as you know there’s good PIK and there’s bad PIK. I don’t have the number at my fingertips. But in this quarter, there are a number of transactions that had structured PIK as a part of it. There were two deals in the fourth quarter of 2024 that had structured PIK going forward that is not the entirety of the loan, but is a portion of the loan.

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Erik Zwick

That’s helpful. And how long is that if it’s at the beginning, structured, how long is that usually provided for that they pay PIK? I assume it kind of rolls off after a certain period of time. Is that correct?

Thomas Raterman

That’s correct. And Greg can give a little more insight because it’s really varied on a deal-by-deal basis. It’s quite bespoke based on the cash flow characteristics of the borrower.

Greg Greifeld

Yes, I’d say in general, as you highlighted, there’s a portion of the loans where we will structure it that they can have a partial PIK toggle for one or two years.

As you can imagine, the company is typically, if not always, opt for the PIK while it’s offered. Then depending on either the competitive nature of the deal or the cash flow dynamics of the business, we might allow for 1% or 1.5% of the overall interest rate to be paid for PIK for the life of the loan.

Erik Zwick

And I can see the attractiveness, especially for a growth company to have that PIK toggle at the beginning to have more cash to help supplement growth. I guess from your perspective, when you structure that in, do you underwrite any differently versus a loan that does not have PIK in it?

Greg Greifeld

Yes, so we’re incredibly focused on loan-to-value. To that point, as you accrue the PIK, you’ve obviously increased the size of the loan.

So we’ll do an incremental analysis to make sure that we’re comfortable with the loan-to-value once the total PIK has accrued over the life of the loan so that we don’t create any issues with ourselves in terms of getting out over our skis with loan-to-value through accrued PIK.

Operator

(Operator Instructions) Our next question comes from the line of Christopher Nolan with Ladenburg Thalmann.

Christopher Nolan

Do you expect the deal to be accretive in 2026?

Thomas Raterman

We do. It will be – it should be accretive in the first full quarter after closing. We’re hopeful that we’ll get this closed as early in Q1 as possible. Some of that’s really out of our control at this point with the government shutdown and the number of days that they have to review our filings.

Christopher Nolan

And for a merger like this, correct me if I’m wrong, but all the investment assets of the acquired company are marked at fair value. Did you guys reevaluate that fair value? And if so, is there the possibility of some OID accretion or discount accretion following the deal close?

Thomas Raterman

You have been sitting in the meetings, you must have our offices bugged because those are things that we’re looking at right now, Chris. Yes, there is the possibility.

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So we will set NAV the way the price is determined at closing. The value is determined at closing – there’s a fair value mark prepared by SWK. We will adopt that fair value mark, and that’s then compared to effectively the look-through price. So there is the prospect for some OID accretion over time.

Christopher Nolan

Great. Two more questions. One, is the shares going to be issued based on NAV per share, Runway NAV or on the current Runway share price?

Thomas Raterman

No. It will be a NAV for NAV merger. So it will be issued at our current NAV determined 48 hours before closing.

Christopher Nolan

Final question. What part – what stage development is the typical companies that SWK invests in, please?

Greg Greifeld

Yes, I would say SWK targets pretty much the same space that we’re in. When you look at the scale of the businesses, most of them are generating meaningful revenue, still in growth phase, so still pre profit for the most part.

But I would say there really is a tremendous amount of strategic overlap. And as we’ve looked at their book and really gotten to know it, it does have a lot of the same structural elements and just underwriting ethos that we see in our existing healthcare and life sciences book. So these companies will be right at home in our portfolio.

Operator

Thank you. That is all the time we have for question and answers. I would now like to turn the call over to Mr. David Spreng for any closing remarks.

David Spreng, CEO

Thank you, Operator.

We look forward to making continued strides on the objectives we outlined upon joining the BC Partners Credit platform. Thank you all for joining us today and we will see you in the new year to discuss our fourth quarter 2025 financial results.

Operator

This concludes today's program. Thank you for participating, you may now disconnect.

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Forward-Looking Statements

Some of the statements in this communication may constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of Runway Growth Finance Corp. (“Runway”, “Runway Growth” or the “Company”) and SWK Holdings Corporation (“SWK” or “SWK Holdings”), and distribution projections; business prospects of Runway and SWK, and the prospects of their portfolio companies; and the impact of the investments that Runway and SWK expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the impact of the merger on the depth of trading in Runway’s shares of common stock post-closing; (v) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the combined company’s plans, expectations, objectives and intentions; (viii) any potential termination of the merger agreement; (ix) the future operating results and net investment income projections of the combined company; (x) the ability of Runway Growth Capital LLC to implement its future plans with respect to the combined company; (xi) the ability of Runway Growth Capital LLC and its affiliates to attract and retain highly talented professionals; (xii) the business prospects of the combined company and the prospects of its portfolio companies; (xiii) the expected financings and investments and additional leverage that the combined company may seek to incur in the future; (xiv) the adequacy of the cash resources and working capital of the combined company; and (xv) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability. Runway has based the forward-looking statements included in this document on information available to it on the date hereof, and it assumes no obligation to update any such forward-looking statements. Although Runway undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that it in the future may file with the SEC, including the Combined Proxy Statement and Prospectus (as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in Runway, SWK or in any fund or other investment vehicle managed by Runway Growth Capital LLC, BC Partners Advisors L.P. or any of their affiliates.

Additional Information and Where to Find It

This communication relates to the proposed merger and certain related matters (the “Proposals”). In connection with the Proposals, Runway will file with the SEC a proxy statement for SWK and a prospectus of Runway (the “Combined Proxy Statement and Prospectus”). The Combined Proxy Statement and Prospectus will contain important information about Runway, SWK and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF SWK ARE URGED TO READ THE COMBINED PROXY STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Runway, SWK AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by Runway, from Runway’s website at https://www.runwaygrowth.com, and, for documents filed by SWK, from SWK’s website at https://www.swkhold.com.

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Participants in the Solicitation

Runway, its directors, certain of its executive officers and certain employees and officers of Runway Growth Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of Runway is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. SWK, its directors, certain of its executive officers and certain employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SWK is set forth in the proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SWK shareholders in connection with the Proposals will be contained in the Combined Proxy Statement and Prospectus other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

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